Exhibit 99.1

36Kr Holdings Inc. Announces Results of Extraordinary General Meeting

BEIJING, September 12, 2025 -- 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced the results of an extraordinary general meeting (the “EGM”) held at the offices of Building B6, Universal Business Park, No. 10 Jiuxianqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100015 at 10:00 a.m. on September 8, 2025, Beijing/Hong Kong Time.

At the EGM, shareholders of the Company passed the following resolution:

1. INCREASE AND RE-DESIGNATIONS OF AUTHORIZED SHARE CAPITAL

RESOLVED THAT the total authorized share capital of the Company be increased with immediate effect from US$500,000 divided into 5,000,000,000 Ordinary Shares to US$100,000,000 divided into 1,000,000,000,000 Ordinary Shares (the “Increase of Authorised Share Capital”).

RESOLVED THAT following the Increase of Authorized Share Capital, (1) 955,979,542,700 authorized but unissued Ordinary Shares be re-designated into 955,979,542,700 authorized but unissued Class A Ordinary Shares; (2) 864,744,300 authorized but unissued Ordinary Shares be re-designated into 864,744,300 authorized but unissued Class B Ordinary Shares; (3) 900,000,000 authorized but unissued Ordinary Shares be re-designated into 900,000,000 authorized but unissued Class C Ordinary Shares and (4) 37,255,713,000 authorized but unissued Ordinary Shares be re-designated into 37,255,713,000 undesignated shares with a par value of US$0.0001 each, of such class or classes (however designated) as the board of directors may determine in accordance with the articles of association of the Company (the “Articles”) (the “Re-designations”).

RESOLVED THAT following the Re-designations, the authorized share capital of the Company be US$100,000,000 divided into 1,000,000,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 960,783,460,000 Class A Ordinary Shares of par value of US$0.0001 each; (b) 960,827,000 Class B Ordinary Shares of par value of US$0.0001 each; (c) 1,000,000,000 Class C Ordinary Shares of par value of US$0.0001 each; and (d) 37,255,713,000 undesignated shares with a par value of US$0.0001 each, of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of the Company.

2. ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

RESOLVED AS A SPECIAL RESOLUTION THAT the fourth amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the memorandum and articles of association of the Company in complete substitution for the existing third amended and restated memorandum and articles of association of the Company with immediate effect.

3. RATIFICATION OF PRIOR ACTIONS

RESOLVED THAT any and all actions of the Company, or of any director or any officer of the Company, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be and hereby are ratified, confirmed, approved and adopted in all respects as fully as if such action(s) has been presented to for approval, and approved by, the Board prior to such action being taken.

4. GENERAL AUTHORIZATION

RESOLVED THAT any director of the Company be and is hereby authorized and directed in the name and on behalf of the Company to execute and deliver any instrument, document or agreement (including where necessary the affixation of the seal of the Company in accordance with the articles of association of the Company) or to take or cause to be taken any other action or actions which he may deem necessary, appropriate or desirable to carry out the intent and purposes of the foregoing resolutions, such approval to be conclusively evidenced by the taking of any such action or the execution and delivery of any such instrument by such director of the Company.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and the upgrading needs of traditional companies. The Company is supported by a comprehensive database and strong data analytics capabilities. Through diverse service offerings and significant brand influence, the Company is well-positioned to continuously capture the high growth potential of China’s New Economy.

For more information, please visit: http://ir.36kr.com.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com